     [As adopted November 9, 1939; amended in Release No. 35-
25746 (85,116), effective November 1, 1993, 58 F.R. 14999; and
Release No. 35-25886 (85,226), effective November 1, 1993, 58
F.R. 51488.]


                                           File No.    69-247
                                                       ------

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                           FORM U-3A-2


           For the fiscal year ended December 31, 2000

                  STATEMENT BY HOLDING COMPANY
              CLAIMING EXEMPTION UNDER RULE U-3A-2
                   FROM THE PROVISIONS OF THE
           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

              To Be Filed Annually Prior to March 1



                            DPL INC.
                 -------------------------------
                        (Name of Company)



     hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

      DPL Inc., an Ohio corporation ("Claimant"), organized on September 16, 1985. Claimant's principal executive office is located at Courthouse Plaza Southwest, Dayton, Ohio 45402.

      Claimant's business is the holding of all of the outstanding Common Shares of The Dayton Power and Light Company
("DP&L") and the common shares of the subsidiaries set forth and described herein. Claimant is solely a holding company and is not actively engaged in any other business.

      Claimant holds shares in the following subsidiaries:

            (1) DP&L, an Ohio corporation organized on March 23, 1911, is engaged in the business of generating, transmitting and selling electric energy and until October 31, 2000 distributed natural gas to residential, commercial, industrial and governmental customers in the City of Dayton, Ohio and neighboring cities, towns and communities, and adjacent rural areas, all within the State of Ohio. DP&L's electricity and natural gas service areas cover 24 counties and 16 counties, respectively, in West Central Ohio. DP&L's principal executive office is located at Courthouse Plaza Southwest, Dayton, Ohio 45402.

            (2) MacGregor Park, Inc. ("MPI"), an Ohio corporation organized on May 1, 1986, and having its principal executive office at Courthouse Plaza Southwest, Dayton, Ohio 45402. MPI owns and is a developer of a parcel of real estate.

            (3) Miami Valley Leasing, Inc. ("MVL"), an Ohio corporation organized on May 1, 1986, and having its principal executive office at Courthouse Plaza Southwest, Dayton, Ohio 45402. MVL leases communications and other miscellaneous equipment and owns real estate. MVL has an 18% ownership interest in CTC. MVL owned 100% of the outstanding shares of Miami Valley Market Hub, Inc. ("MVMH") described herein. MVL is a wholly-owned subsidiary of Claimant.

                  (a)  MVMH, an Ohio corporation organized on
            November 14, 1996, and having its principal executive office at Courthouse Plaza Southwest, Dayton, Ohio 45402. MVMH is not actively engaged in any business. MVL owns 100% of the outstanding shares of MVMH.

            (4) Miami Valley Resources, Inc. ("MVR"), an Ohio corporation organized on May 1, 1986, and having its principal executive office at Courthouse Plaza Southwest, Dayton, Ohio 45402. MVR is engaged in the natural gas supply management business. MVR is a wholly-owned subsidiary of Claimant.

            (5) Miami Valley Lighting, Inc. ("MVLT"), an Ohio corporation organized on May 1, 1986, and having its principal executive office at Courthouse Plaza Southwest, Dayton, Ohio 45402. MVLT owns a street lighting business. MVLT is a wholly-owned subsidiary of Claimant.

            (6) Miami Valley Development Company ("MVDC"), an Ohio corporation organized on May 1, 1963, and having its principal executive office at Courthouse Plaza Southwest, Dayton, Ohio 45402. MVDC owns 100% of the outstanding shares of Energy Innovations, Inc. ("EII") described herein, has acquired real estate for DP&L and has made investments in non-utility interests. MVDC is a wholly-owned subsidiary of Claimant.

                  (a)  EII, an Ohio corporation organized on
            December 18, 1985, and having its principal executive office at Courthouse Plaza Southwest, Dayton, Ohio 45402. EII is not actively engaged in any business. MVDC owns 100% of the outstanding shares of EII.

            (7) Miami Valley Insurance Company ("MVIC"), a Vermont corporation organized on March 16, 1987, and having its principal executive office at Crosstown Road, Montpelier, Vermont 05602. MVIC is engaged in the business of providing insurance to the Claimant and its principal subsidiary, DP&L. MVIC is a wholly owned subsidiary of Claimant.

            (8) DPL Energy, Inc. ("DPL Energy"), an Ohio corporation organized on July 8, 1996, and having its principal executive office at Courthouse Plaza Southwest, Dayton, Ohio 45402.
      DPL Energy engages in the business of brokering wholesale electric energy. DPL Energy is a wholly owned subsidiary of Claimant.

            (9) Plaza Building, Inc. ("Plaza"), an Ohio corporation organized on November 30, 1999, and having its principal executive office at Courthouse Plaza Southwest, Dayton, Ohio 45402. Plaza Building, Inc. was, until December 31, 2000, the owner and lessor of an office building. Plaza is a wholly owned subsidiary of Claimant.

                  (a)  MVE, Inc. ("MVE"), an Ohio corporation
            organized on May 1, 1986, and having its principal executive office at Courthouse Plaza Southwest, Dayton, Ohio 45402. MVE provides financial support services to DPL Inc. and its subsidiaries. MVE is a wholly owned subsidiary of Plaza.

                     (i)  Miami Valley CTC, Inc. ("MVCTC"), an
               Ohio corporation organized on May 1, 1986, and having its principal executive office at Courthouse Plaza Southwest, Dayton, Ohio 45402. MVCTC leases and owns aircraft and has an 82% ownership interest in CTC of Dayton Partnership No. 1 ("CTC"), a partnership described herein. MVCTC is a wholly-owned subsidiary MVE.

                         (A)  CTC, an Ohio general partnership
                organized on September 30, 1981 and having its principal executive office at 3501 Hangar Drive, Vandalia, Ohio 45377. CTC provides transportation services pursuant to a service agreement. MVCTC has an 82% ownership interest in CTC.

            (10) 1065 Holding Co., Inc. ("1065"), a Delaware corporation organized on December 9, 1998, and having its principal executive office at Courthouse Plaza Southwest, Dayton, Ohio 45402. 1065 is not actively engaged in any business.

            (11) DPL Energy Resources, Inc. ("DPLERI"), an Ohio corporation organized on November 7, 2000, and having its principal executive office at Courthouse Plaza Southwest, Dayton, Ohio 45402. DPLERI is a non-utility "Certified Retail Electric Supplier" under Ohio's recently enacted statute deregulating electric generation supply in Ohio.

            (12) DPL Capital Trust I ("Trust"), a Delaware business trust organized on February 1, 2000, and having its principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432. Trust was created to issue and sell securities and make distributions under an Amended and Restated Declaration of Trust, dated as of March 13, 2000. The claimant holds all of the outstanding securities of the Trust.



2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

      DP&L and DPL Energy are subsidiaries of Claimant that own property used for the generation, transmission and distribution of electric energy for retail sale, and for the production, transmission and distribution of natural or manufactured gas.
The Claimant's electricity and natural gas service areas lie wholly within the State of Ohio. DP&L sold its natural gas retail distribution assets and liabilities on October 31, 2000.

      The Claimant's present generating facilities have a winter generating capability of 3,607,000 KW. Of this capability, 2,843,000 KW (approximately 79%) is derived from coal-fired steam generating stations and the balance consists of combustion turbine and diesel-powered peaking units. Approximately 87% (2,472,000 KW) of the existing steam generating capacity is provided by certain units owned as tenants in common with The Cincinnati Gas & Electric Company ("CG&E") or with CG&E and Columbus Southern Power Company ("CSP"). The remaining steam generating capacity (371,000 KW) is derived from a generating station owned solely by DP&L. The following table describes the Claimant's generating facilities.

                                                                   MW Rating
                                                                --------------
                           Owner-   Operating                    DP&L
Station                    ship*     Company   Location         Portion  Total
-------                    ------   ---------  --------         -------  -----
Coal Units
----------
Hutchings                    W        DP&L     Miamisburg, OH     371      371
Killen                       C        DP&L     Wrightsville, OH   402      600
Stuart                       C        DP&L     Aberdeen, OH       820    2,340
Beckjord -Unit 6             C        CG&E     New Richmond, OH   210      420
Conesville -Unit 4           C        CSP      Conesville, OH     129      780
Miami Ford -Units 7&8        C        CG&E     North Bend, OH     360    1,000
East Bend -Unit 2            C        CG&E     Rabbit Hash, KY    186      600
Zimmer                       C        CG&E     Moscow, OH         365    1,300

Combustion Turbines or Diesel
-----------------------------
Hutchings                    W        DP&L     Miamisburg, OH      33       33
Yankee Street                W        DP&L     Centerville, OH    138      138
Monument                     W        DP&L     Dayton, OH          12       12
Tait                         W        DP&L     Dayton, OH          10       10
Sidney                       W        DP&L     Sidney, OH          12       12
Tait Gas Turbine 1           W        DP&L     Moraine, OH        100      100
Tait Gas Turbine 2           W        DP&L     Moraine, OH        102      102
Tait Gas Turbine 3           W        DP&L     Moraine, OH        102      102
Killen                       C        DP&L     Wrightsville, OH    16       24
Stuart                       C        DP&L     Aberdeen, OH         3       10
Greenville                   W        DPL      Greenville, OH     236      236
                                      Energy

* W - Wholly Owned; C - Commonly Owned

     DP&L's electric transmission and distribution lines owned and in service as of December 31, 2000 were as follows:

                     Overhead Lines     Underground Lines
Nominal Voltage       Circuit Miles        Cable Miles
---------------      --------------     -----------------
   345 KV                 414*                   0
   138 KV                 377                    3
    69 KV                 963                    1
    33 KV                  43                    0

Less than 33 KV        33,923                5,413
                       ------                -----
Total Miles            35,720                5,417

* This figure includes 127 circuit miles of 345 KV lines wholly-owned by DP&L and DP&L's portion (287 circuit miles) of 844 circuit miles of 345 KV lines owned as tenants in common with CG&E and CSP.

     DP&L wholly owns and operates 149 substations with a total capacity of 13,937,500 KVA and owns and operates 15 substations as tenants in common with CG&E and CSP. The commonly owned substations have a total capacity of 8,321,000 KVA, of which 2,890,000 KVA is DP&L's equivalent share.

     DP&L's electric transmission lines have interconnections with the lines of Ohio Power Company, CSP, CG&E, Ohio Edison
Company and Ohio Valley Electric Corporation, through which DP&L has access to interstate electric energy markets.

     Exhibits C and D attached hereto show the location of certain major generating plants and principal transmission lines of DP&L.




3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

          (a) Number of kWh of electric energy sold (at retail or wholesale), and MCF of natural or manufactured gas distributed at retail.

          Claimant              DP&L
          --------              ----
          None                  17,522,556,000 kWh;
                                    27,186,579 MCF

          (b) Number of kWh of electric energy and MCF of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

          Claimant              DP&L
          --------              ----
          None                  None

          (c) Number of kWh of electric energy and MCF of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

          Claimant              DP&L
          --------              ----
          None                  1,876,268,000 kWh;
                                            0 MCF

          2000 Electric Sales outside the State of Ohio
          ---------------------------------------------
                             Sales
                             -----
          State/Country   Thousands of kWh    Dollars
          -------------   ----------------    -------
          Canada                  50            2,000
          Connecticut         38,886          971,671
          Delaware             9,631          185,957
          Georgia             82,013        3,164,013
          Illinois            18,757          535,778
          Indiana             28,476        1,131,396
          Kansas              19,320          749,522
          Kentucky            30,299        1,166,772
          Maryland           373,915        7,067,913
          Massachusetts        6,996          178,928
          Michigan           221,631       13,887,475
          Minnesota          339,620       11,262,073
          Missouri             7,327          350,477
          Nebraska             4,763          126,547
          New Jersey          73,796        2,023,098
          New York             5,920          213,960
          North Carolina       2,630          122,861
          North Dakota         4,745          115,510
          Oklahoma            28,458        1,139,618
          Pennsylvania       182,802        5,188,198
          South Carolina         916           25,752
          Tennessee           43,558        1,480,651
          Texas              331,134       12,631,433
          Virginia            20,625          468,857
                           ---------       ----------
          TOTAL            1,876,268       64,190,460
                           =========       ==========

          (d) Number of kWh of electric energy and MCF of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

          Claimant              DP&L
          --------              ----
          None                  860,809,000 kWh;
                                 31,390,773 MCF

          2000 Electric Purchases outside the State of Ohio
          -------------------------------------------------
                             Purchases
                             ---------
          State/Country   Thousands ofkWh     Dollars
          -------------   ---------------     -------
          Canada                 175            4,500
          Connecticut         26,324          595,018
          Delaware             2,047           85,754
          Georgia             20,470          877,383
          Illinois            60,303        2,050,163
          Indiana             47,870          711,230
          Kansas              24,707          716,078
          Kentucky            62,536        1,680,684
          Maryland            64,874        2,229,660
          Massachusetts       18,845          704,922
          Michigan            26,939          869,069
          Minnesota           71,538        3,175,860
          Missouri             8,095          286,230
          New Jersey          30,708        1,242,319
          New York            27,888          530,111
          Nebraska               969           18,411
          North Carolina       6,510          292,350
          North Dakota         1,412           31,901
          Oklahoma            35,345        1,216,799
          Pennsylvania        55,835        2,590,785
          South Carolina       1,164           23,500
          Texas              260,892       10,492,150
          Virginia             5,363          352,390
                             -------       ----------
          TOTAL              860,809       30,777,267
                             =======       ==========

          2000 Gas Purchases outside the State of Ohio
          --------------------------------------------
                           Purchases
                           ---------
          State          Thousands of MCF     Dollars
          -----          ----------------     -------
          Kentucky             3,843       14,847,546
          Louisiana            7,057       23,869,341
          Oklahoma             8,960       31,165,551
          Pennsylvania         3,843       14,847,546
          Virginia             3,844       14,847,546
          West Virginia        3,844       14,847,546
                              ------      -----------
          TOTAL               31,391      114,425,076
                              ======      ===========

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

          (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

          None


          (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

          None


          (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

          None


          (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

          None


          (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

          None

                          EXHIBIT INDEX




                                                              Page
                                                              ----

Exhibit A    -   Consolidating Financial Statements for        12
                 twelve months ended December 31, 2000

Exhibit A-1  -   Non-Utility Consolidating Financial           16
                 Statements for twelve months ended
                 December 31, 2000

Exhibit B    -   Financial Data Schedule                       10


Exhibit C    -   Map showing location of certain major         30
                 electric generating plants, transmission substations and 765 KV and 345 KV transmission lines owned by DP&L or interconnected with DP&L's electric system

Exhibit D    -   Map showing location of a major electric      31
                 generation plant, certain major
                 transmission substations and 345 KV and
                 138 KV transmission lines within
                 DP&L's service territory

                            EXHIBIT A

     A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

     Consolidating financial statements for the twelve months ended December 31, 2000 are attached as Exhibit A. Non-utility consolidating financial statements for the twelve months ended
December 31, 2000 are attached as Exhibit A-1.


                            EXHIBIT B

                     FINANCIAL DATA SCHEDULE

     If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.

                                               Amount
  Item No.       Caption Heading            $ in Millions
  --------       ---------------            -------------
     1           Total Assets                  4,436.0
     2           Total Operating Revenues      1,436.9
     3           Net Income                      243.5

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2001.



                            DPL Inc.
                      ------------------
                      (Name of claimant)



                By:  /s/ Elizabeth M. McCarthy
           ------------------------------------------
                      Elizabeth M. McCarthy
           Vice President and Chief Financial Officer





Attest:

/s/ Stephen F. Koziar Jr.
----------------------------------------
Stephen F. Koziar Jr.
Group Vice President and General Counsel



     Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:


Elizabeth M. McCarthy    Vice President and Chief Financial Officer
-------------------------------------------------------------------
       (Name)                           (Title)


    Courthouse Plaza Southwest, Dayton, Ohio  45402
    -----------------------------------------------
                      (Address)

                            APPENDIX



Exhibit C - page 30
-------------------

A color-coded map of certain major electric transmission substations and 345 kv transmission lines wholly owned by DP&L as well as certain major electric generating plants, transmission substations and 345 kv transmission lines commonly owned by DP&L with other Ohio utilities. The map also shows certain major generating plants, transmission substations and 765 kv and 345 kv transmission lines of neighboring utilities that are interconnected with the DP&L system. The geographic area represented by the map is the southern half of Ohio and small portions of bordering states.

Exhibit D - page 31
-------------------

A color-coded map of a wholly owned electric generating plant and certain major wholly owned and commonly owned transmission substations and 345 kv and 138 kv transmission lines located within DP&L's service territory in West
Central Ohio.




























                              -32-